BP 3/7

UN
SECURITIES AN
Wasl

03013060

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING SECTION 181 WASH. D.C.

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SEC FILE NUMBER
8- 51262

ANNUAL AUDITED
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pioneer Capital, Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 North End Avenue, Suite 1201
(No. and Street)

New York, (City) New York (State) 10282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Keating (212) 857-6915
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 903 (Address) New York, (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

EC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Keating, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Capital Corp., as of December 31, , 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

[illegible] A. CALIENDO
Notary Public, State of New York
No. 01CA4851643
Qualified in Kings County
Commission Expires March 24, 2006

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of financial condition.
[X] (c) Statement of income (loss).
[ ] (d) Statement of cash flows.
[ ] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
[ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
[ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
[ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
[ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
(k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
(l) An oath or affirmation.
(m) A copy of the SIPC supplemental report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(o) Independent auditor's report on internal accounting control.
(p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

r conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, D.C. 181 SECTION

INDEPENDENT AUDITOR'S REPORT

The Shareholder
Pioneer Capital Corp.

We have audited the accompanying statement of financial condition of Pioneer Capital Corp. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Pioneer Capital Corp. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 20, 2003

PIONEER CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and Cash Equivalents	$ 427,798
Securities Borrowed	1,978,000
Securities Owned	25,817,582
Deposits with Clearing Organizations	905,058
Prepaid Expenses	227,490
Receivable From Clearing Broker	3,738,753
Fixed Assets Net of Related Allowance For Depreciation of $ 16,149	2,849
Other Assets	124,900
	$ 33,222,430

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued Expenses Payable	$ 316,336
Securities Sold, Not Yet Purchased	1,381,339
Securities Loaned	16,821,000
Payable to Clearing Organizations	7,905,810
Payable to Affiliate	109,261
Total Liabilities	26,533,746

Stockholder's Equity:

Common Stock - $10 Par Value; 200 shs authorized, 10 shares issued and outstanding	100
Additonal Paid-In Capital	6,499,900
Retained Earnings (Deficit)	188,684
	6,688,684
	$ 33,222,430

SEE ACCOMPANYING NOTES TO THE STATEMENT OF FINANCIAL CONDITION

PIONEER CAPITAL CORP.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

1. Nature of Business

Pioneer Capital, Corp. (the "Company") is a New York State corporation conducting business as a broker/dealer in securities. The Company was formed in June 1999 and is registered with the Securities and Exchange Commission ("SEC"), a member of the National Association of Securities Dealers and various stock exchanges.

2. Summary of Significant Accounting Policies

A. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

B. Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

C. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

D. Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay the New York State Franchise Tax and the New York City general corporation tax.

PIONEER CAPITAL CORP.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

E. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

F. Depreciation

Depreciation of equipment is computed on the straight-line method using estimated useful lives of five years.

3. Equipment

Classification of equipment as of December 31, 2002 is summarized as follows:

Equipment	$ 18,998
Less: Accumulated depreciation	16,149
	$ 2,849

4. Concentration of Credit Risk

The Company maintains a checking account with a balance in excess of $ 100,000. The checking account is secured by the Federal Deposit Insurance Corporation up to $ 100,000. The Company is engaged in various trading and brokerage activities in which counerparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

The Company trades only for its own account, and its off-balance sheet risk deals only with the clearing broker, who monitors the Company's trades. In addition, the Company had sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company had recorded these obligations in the financial statements at December 31, 2002, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2002.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital of $ 6,145,756, which was $ 5,895,756 in excess of its required net capital of $ 250,000. The Company's net capital ratio was 6.9%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.